[SILICON VALLEY LAW GROUP LETTERHEAD]


                                January 24, 2006

 VIA FEDERAL EXPRESS; FILED VIA EDGAR - CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:  Mr. John Krug
       Mail Stop 6010

Re:  Enable IPC Corporation
     Registration Statement on Form SB-2/A3
     File No. 333-125504

Dear Mr. Krug:

On behalf of Enable IPC Corporation, a Delaware corporation (the "Company"), we hereby enclose for filing Amendment No. 3 to the Company's Registration Statement on Form SB-2 (File No. 333-125504) (the "Registration Statement") filed with the Commission on January 24, 2006. Such courtesy copy has been marked to indicate the changes made to the Registration Statement to respond to the Staff's comments pursuant to the phone conversation between John Krug and the undersigned on January 18, 2006. Mr. Krug requested that we add the following:

     - a risk factor regarding the liabilities related to a possible rescission offer; and

     - a statement indicating that David Walker is the only officer of the Company offering securities on behalf of the Company pursuant to the Registration Statement.

Please note that we have also added the Company's new lease, filed as Exhibit 10.7, to Amendment No. 3. The new lease reflects the Company's recent relocation. We have also changed the address of the Company throughout the Registration Statement to reflect this relocation.

Please contact me if you have any questions or require any additional information regarding Amendment No. 3. While we are not requesting acceleration of effectiveness of the Registration Statement at this time, the Company has requested that if at all possible, it would like the Registration Statement to become effective by January 31, 2006. If there is anything we can do to expedite the process, please contact me.

Very truly yours,

SILICON VALLEY LAW GROUP

By:/s/Cathryn S. Gawne, Esq.
-----------------------------
Cathryn S. Gawne, Esq.


cc:Mr. David A. Walker

Enclosure